UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

LATAM group announces plan to boost connectivity in

South America with the Embraer E195-E2

•	The Embraer E195-E2 will join LATAM group’s fleet through an order of up to 74 aircraft – including 24 firm deliveries and 50 additional purchase options

•	With this investment, LATAM group aims to strengthen its South American network, with the opportunity to add up to 35 new destinations to its current 160

•	Deliveries of the 24 firm aircraft will begin in the second half of 2026, initially for LATAM Airlines Brazil and potentially later for other LATAM group affiliates

Santiago (Chile), September 22, 2025 - LATAM Airlines Group S.A. (NYSE: LTM; SSE: LTM) and its affiliates today announced a plan to expand connectivity across South America, supported by the acquisition of up to 74 Embraer (NYSE: ERJ; B3: EMBR3) E195-E2 small narrowbody aircraft. The order includes 24 firm deliveries and 50 purchase options. Deliveries of the firm aircraft will start in the second half of 2026, initially for LATAM Airlines Brazil and potentially later for other LATAM group affiliates.

This initiative underscores LATAM group’s ongoing investment in strengthening its domestic and regional operations, building on steady and profitable growth achieved over the past four years. The new fleet will enhance flexibility across LATAM group’s hubs, enabling the group to serve additional destinations and expand travel options for customers. The firm order for 24 aircraft is valued at approximately US$2.1 billion at list prices.

As declared on the occasion of LATAM group’s FY2024 earnings release, the company has a financial policy with metrics that include leverage and liquidity. This new fleet investment fits within the current Financial Policy, and no changes to the policy are expected.

“Over the past four years, LATAM group has focused on expanding its domestic and regional network, creating the most comprehensive and seamless way of travelling within South America. LATAM group’s decision is based on the excellent economics and versatility of the Embraer E195-E2, which will allow us to continue on our path of profitable growth by enhancing that connectivity through the opening of new destinations, allowing our passengers to have even more options and bringing communities closer, boosting also economic and social development”, said Roberto Alvo, CEO of LATAM Airlines Group.

“This strategic partnership with LATAM group reflects the airline’s requirement for the most efficient and best-suited aircraft to complement its fleet and support its next chapter of growth in South America. The E195-E2 will allow LATAM affiliates to connect more destinations with the right capacity, while offering passengers superior comfort. We are extremely proud that the LATAM group has made the best choice to advance the region’s connectivity and for the future we will build together”, said Francisco Gomes Neto, President and CEO of Embraer.

Equipped with cutting-edge technology, the Embraer E195-E2 combines competitive seat costs, superior fuel efficiency, and enhanced passenger comfort thanks to its 2-2 cabin configuration. Powered by Pratt & Whitney GTF engines and featuring advanced aerodynamics with the latest fly-by-wire technology, the aircraft delivers up to 30% lower fuel consumption per seat compared to previous-generation models.

The E195-E2s will join LATAM group’s fleet of 362 aircraft, which currently includes 283 Airbus narrow-bodies, 3 Airbus wide-bodies under short-term lease, 56 Boeing wide-bodies, and 20 Boeing freighters. Since 2021, LATAM group has expanded its network from 129 to 160 passenger destinations – a 24% increase – underscoring its continued investment in strengthening operations across the region.

Images: https://embraer.imagerelay.com/ml/55b54ca1649446abb7e18b80cfed47ff

About LATAM Group

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft.

LATAM Cargo Group, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries,In addition to having access to the bellies of the passenger affiliates’ aircraft, they have a fleet of 20 freighters. These cargo subsidiaries have access to the group’s passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

www.latam.com

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds, an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and is the leading exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations